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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                 Commission File Number 0-15925

                         NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [ X ] Form 10-Q
             [  ] Form N-SAR

For Period Ended:          November 30, 1994
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[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Firm 11-K

For the Transition Period Ended:     N/A
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   Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:     N/A
                                                       ------------------------


                       PART I.  REGISTRANT INFORMATION

Full name of registrant:     J.M. PETERS COMPANY, INC.
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Former name if applicable
          N/A
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Address of principal executive office (Street and number)
     3501 Jamboreee Road, Suite 200
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City, State and Zip Code     Newport Beach, California 92660
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                      PART II.  RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) See Schedule A Attached.

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                         PART IV.  OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

        Gregory R. Petersen             (714)               854-2500
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              (Name)                 (Area code)      (Telephone number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes          [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereon?

        See Schedule B        [X] Yes          [ ] No



        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          J.M. PETERS COMPANY, INC.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    January 17, 1995        By:   /s/ Gregory R. Petersen
      ---------------------         ------------------------------
                                       Gregory R. Petersen
                                       Vice President,
                                       Chief Financial Officer


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                                   SCHEDULE A



  On December 17 and 22, 1994, in an action stemming from sales activities of the Company prior to current management's 1992 acquisition of the Company from the RTC, a San Diego, California Superior Court jury rendered verdicts against the Company of approximately $2.2 million compensatory and $1.0 million punitive damages. Ongoing negotiations have brought the parties close to a settlement of this matter, acceptance of which may be affected by a contribution from the Company's insurance carrier. Continuing discussions between the Company, counsel for plaintiffs, and the Company's insurance carrier should be completed shortly, at which time the Company will be able to determine the impact of this matter on third quarter earnings.


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                                   SCHEDULE B



  In contrast to the $6.1 million net income reported by the Company for the third quarter of 1994, which included a $4.3 million extraordinary gain relating to the retirement of an outstanding loan at less than book value, the Company anticipates reporting a net loss for the third quarter of 1995 as a result of the $3.2 million adverse jury verdicts discussed in Schedule A to this Form 12b-25. Without reserving against the effect of these verdicts, the Company would report approximately $500 thousand net income for the quarter. The Company is not able to reasonably estimate the effect of this matter on third quarter earnings because, while ongoing negotiations have brought the parties close to a settlement, acceptance of the settlement may be affected by a contribution from the Company's insurance carrier. Continuing discussions between the Company, counsel for plaintiffs, and the Company's insurance carrier should be completed shortly, at which time the Company will be able to determine the impact of this matter on third quarter earnings.